09047014

JM

Johnson Matthey

September 1, 2009

SEC Mail Processing
Section

SEP 14 2009

Washington, DC
110

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666599
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Director/PDMR Shareholding**	**04 Aug 2009**
2.	**Notification of Major Interests In Shares**	**05 Aug 2009**
3.	**Notification of Major Interests In Shares**	**05 Aug 2009**
4.	**Notification of Transactions of Directors/Persons**	**06 Aug 2009**
5.	**Notification of Transactions of Directors/Persons**	**20 Aug 2009**
6.	**Notification of Transactions of Directors/Persons**	**26 Aug 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

RELEASE OF SHARES UNDER THE JOHNSON MATTHEY LONG TERM INCENTIVE PLAN 1998

Johnson Matthey plc sets out below details of ordinary shares of £1 each which were released under the Johnson Matthey Long Term Incentive Plan 1998 on 3 August 2009 to Persons Discharging Managerial Responsibilities. The shares were allocated on 1 August 2006.

Name		*Number of shares released*	*Number of shares sold on 3 August 2009*	*Sale Price £*	*Number of shares retained*
N A P Carson	Director	42,112	17,301	14.016186	24,811
L C Pentz	Director	16,292	16,292	14.016186	0
J N Sheldrick	Director	22,092	22,092	14.016186	0
W F Sandford	Director	9,499	6,499	14.016186	3,000
I F Stephenson	Senior Executive	9,278	3,804	14.016186	5,474
S Farrant	Senior Executive	2,982	2,982	14.016186	0
N Whitley	Senior Executive	2,873	1,178	14.016186	1,695
G Otterman	Senior Executive	2,368	2,368	14.016186	0
J F Walker	Senior Executive	2,559	2,559	14.016186	0
N P H Garner	Senior Executive	2,340	2,340	14.016186	0

Angela Purtill
Deputy Company Secretary
Johnson Matthey plc
Tel: 020 7269 8461

4 August 2009

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

31 July 2009

6 Date on which issuer notified:

3 August 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,699,394

Number of voting rights: 8,699,394

Resulting situation after the triggering transaction:

Number of shares (direct): 8,496,994

Number of voting rights (direct): 8,496,994

Number of voting rights (indirect):

% of voting rights (direct): 3.95%

% of voting rights (indirect):

Total voting rights: 8,496,994 (3.95%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,496,994 – 3.95% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,737,541 – 3.60% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,737,541 – 3.60% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

3 August 2009

6 Date on which issuer notified:

5 August 2009

7 Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,495,994

Number of voting rights: 8,495,994

Resulting situation after the triggering transaction:

Number of shares (direct): 8,869,492

Number of voting rights (direct): 8,869,492

Number of voting rights (indirect):

% of voting rights (direct): 4.13%

% of voting rights (indirect):

Total voting rights: 8,869,492 (4.13%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,869,492 – 4.13% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (8,110,039 – 3.77% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (8,110,039 – 3.77% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Dividend Reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   N A P Carson – 58
   S Farrant – 37
   I F Stephenson – 58
   N Whitley – 47

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.045

14. Date and place of transaction:

4 August 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 173,734

16. Date issuer informed of transaction:

5 August 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
6 August 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr A M Thomson
   Mr S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Mr A M Thomson
   Mr S Farrant

8. State the nature of the transaction:

   Dividend Reinvestment Plan – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

Mr A M Thomson	42
Mr S Farrant	9

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

   Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.0203

14. Date and place of transaction:

4 August 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,365

16. Date issuer informed of transaction:

20 August 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 August 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   J N Sheldrick
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
S Farrant	27
N P H Garner	27
G P Otterman	27
L C Pentz	27
J N Sheldrick	27
W F Sandford	27
I F Stephenson	27
J F Walker	27
N Whitley	30

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.5761

14. Date and place of transaction:

19 August 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	173,761
L C Pentz	24,617
W F Sandford	4,671
J N Sheldrick	119,818

16. Date issuer informed of transaction:

26 August 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
26 August 2009